                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [_]     No [X]

The following are included in this Report on Form 6-K:

1. Press release dated March 19, 2007.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Forms F-3 No. 333-104147, and No.
333-13806.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        METALINK LTD.

Date: March 19, 2007                                    By: /s/ Yuval Ruhama
                                                        --------------------
                                                        Yuval Ruhama
                                                        Chief Financial Officer

Sophia Kim                  Mike Markowitz               Mor Abraham
Samsung Telecom PR          Tel: +1 212 8218959          Marketing Communications Manager
Tel: (82)2-751-2215         michael.markowitz@st.com     Metalink Ltd.
Email:                                                   Tel: 972-9-9605406
sophia.kim@samsung.com                                   Fax: 972-9-9605544
                                                         amor@metalinkbb.com

            SAMSUNG, STMICROELECTRONICS AND METALINK UNVEIL WIRELESS
                    HIGH-DEFINITION IPTV SET-TOP BOX AT CEBIT

SEOUL, KOREA; GENEVA, SWITZERLAND; AND YAKUM, ISRAEL, MARCH 19, 2007 - Samsung
Electronics Co., Ltd., a global leader in semiconductor, telecommunication, digital media and digital convergence technologies; STMicroelectronics (NYSE:
STM), the leader in set-top box chips; and Metalink Ltd. (NASDAQ: MTLK), a provider of high-performance wireless and wireline broadband communication silicon solutions, today announced their collaboration to launch a revolutionary set-top box, which supports high-definition (HD) TV quality based on 802.11n wireless IPTV standard, at CeBIT in Hanover, Germany, March 15-21, 2007. CeBIT
is the world's largest trade fair showcasing digital IT and telecommunications solutions for home and work environments.

     Samsung's SMT-H6155 is specifically designed for the delivery of HD IPTV over wireless LAN. It is equipped with an STi7109 chipset providing the HD video decoding technology from STMicroelectronics, and Metalink's 802.11n WLANPLUS(TM)
chipset enabling the wireless delivery of multiple HD video streams throughout the home.

     "Our customers have shown great demand for high-definition multimedia content via IPTV and the ability to facilitate content using Wireless LAN," said
HEE-WON PARK, Vice President of Samsung's STB Development Group. "We believe that Samsung's SMT-H6155, equipped with STMicroelectronics' decoder and
Metalink's 802.11n chipsets, will satisfy our consumers as a top-of-the-line set-top box for HD IPTV. The SMT-H6155 will be a product that consumers can come to trust and believe in as it represents Samsung's highest standard for quality."

     "Samsung is a global leader in set-top box products and a major customer of
ST," commented Christos Lagomichos, Corporate Vice President, Home Entertainment
Group General Manager at STMicroelectronics. "We are happy that our market leading HD decoder in cooperation with Metalink's WLANPLUS allows us to provide
Samsung with the most innovative and robust solution in the market today. This platform demonstrates the capability of ST's advanced decoders, such as the
STi71xx family, which allows the set-top box to become a core multimedia appliance in the home network, for both operator and retail markets."

     "We are proud to work together with set-top box global market leaders
Samsung and STMicroelectronics," said Tzvika Shukhman, Metalink's chairman and
CEO. "This cutting-edge product, embedding our WLANPLUS technology, represents an important milestone in making `service provider grade' HD video networking over wireless LAN a reality."

     To see a live demonstration of the solution please visit Samsung booth, D60 at Hall 26.

     Mike Arden, Principal Analyst, Broadband and Multimedia Research at ABI
Research, noted: "STMicroelectronics holds the leading market share for STB decoders, and Samsung is the leading STB vendor in Asia-Pacific and second worldwide. Together, these companies will be in a strong position to capture market share in the IPTV STB market, which will grow from 4.7 million units shipped in 2006 to 41.2 million units shipped in 2011."

ABOUT SAMSUNG ELECTRONICS

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2006 parent company sales of US$63.4 billion and net income of US$8.5 billion.
Employing approximately 138,000 people in over 124 offices in 56 countries, the company consists of five main business units: Digital Media Business, LCD
Business, Semiconductor Business, Telecommunication Network Business and Digital
Appliance Business. Recognized as one of the fastest growing global brands,
Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit http://www.samsung.com

ABOUT STMICROELECTRONICS

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength,
Intellectual Property (IP) portfolio and strategic partners positions the
Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today's convergence markets. The Company's shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan
Stock Exchange. In 2006, the Company's net revenues were $9.85 billion and net earnings were $782 million. Further information on ST can be found at www.st.com

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has subsidiaries in Atlanta (US),
South Korea, and Japan as well as an office in China. Further information is available at http://www.metalinkbb.com

ABOUT SAMSUNG'S SMT-H6155

The SMT-H6155 is a hybrid set-top box that combines IP and DVB-T (Digital Video
Broadcasting - Terrestrial) reception capabilities. It fully supports the delivery of HD contents over the IP network, and enables various interactive functions like VoD and IP multi-casting.

The cutting-edge SMT-H6155 combines MPEG-4 AVC/H264/C1 capabilities on a single chipset produced using STMicroelectronics' SoC platform, and supports Wireless
Digital Video home networking using 802.11n.

ABOUT STMICROELECTRONICS' STI7109

The STi7109 is a single-chip MPEG-4 AVC and VC-1 decoder that embeds all the major functions of a set-top box in a single device, including a high-performance CPU, video-decoding circuitry, a wide range of peripheral devices, advanced connectivity features and support for emerging security standards.

ABOUT METALINK'S WLANPLUS(TM)

The WLANPLUS family consists of the company's MtW8170 baseband device and the
MtW8150 radio frequency integrated circuit (RFIC). A combination of features enables Metalink's WLANPLUS family to deliver multiple HDTV streams to any location within a radius of 100 feet, while maintaining full QoS performance.
Innovative packet-aggregation techniques boost media access control (MAC)
efficiency with double the effective throughput of other solutions. The inclusion of 2x3 real Multiple-In Multiple-Out (real MIMO) technology further improves throughput and QoS, and the use of sophisticated channel-bonding and antenna-loading techniques in the 5 GHz frequency band provide critical additional video-distribution performance.

The WLANPLUS chipset also includes a full implementation of an integrated lower and upper MAC, reducing dramatically the required processing power and memory allocation from the host application processor. This simplifies the integration with consumer electronics devices and reduces the total product cost.
Additionally, Advanced Low Density Parity Check (LDPC) forward error-correction
(FEC) coding significantly boosts coverage range and signal robustness as compared to previous approaches. The chipset also fully supports 802.11i security features and the 802.11e QoS standard, both of which are critical for high-priority voice and video services.

                                   ----------

Metalink - Forward Looking Statement

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.